                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO.  )*


                              Carnival Corporation
--------------------------------------------------------------------------------
                                (Name of Company)

        Common Stock, par value $0.01 per share of Carnival Corporation
                    Special Voting Share of Carnival plc
               Trust Shares (representing beneficial interest in the
                           P&O Princess Special Voting Trust)
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                    Common Stock: 143658-10-2 and 143658-30-0
                       Special Voting Share: G7214F-12-2
                             Trust Shares: 143658-30-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Serena D. Moe
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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                                  SCHEDULE 13D

CUSIP No. Common Stock: 143658-10-2 and 143658-30-0
Special Voting Share: G7214F-12-2
Trust Shares: 143658-30-0
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Smith Barney Corporate Trust Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   13,500*
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   71,801,025*
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     71,801,025*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00
--------------------------------------------------------------------------------

* EXCLUDES 6,015,361 SHARES THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES SMITH BARNEY CORPORATE TRUST COMPANY DISCLAIMS BENEFICIAL OWNERSHIP.
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                                  SCHEDULE 13D

CUSIP No. Common Stock: 143658-10-2 and 143658-30-0
Special Voting Share: G7214F-12-2
Trust Shares: 143658-30-0
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   6,028,861
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   77,816,386*
                                            **
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,816,386*
              **
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%*
         **
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

* INCLUDES (I) 71,801,025 SHARES BENEFICIALLY OWNED BY SMITH BARNEY CORPORATE TRUST AND (II) 6,015,361 SHARES THAT MAY BE DEEMED TO BE BENEFICIALLY
     OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC.

**   ASSUMES CONVERSION/EXERCISE OF CERTAIN SECURITIES HELD.

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As described in Item 4 below, prior to September 30, 2004, the beneficial ownership interest that caused the filing of this Schedule 13D was held by Cititrust (Jersey) Limited ("Cititrust"), a wholly owned subsidiary of Citigroup Inc. The ownership interests of Cititrust were previously included among the holdings reported in a Schedule 13D filed on April 28, 2003, as amended by Amendment No. 1 thereto filed on July 16, 2003, as amended by Amendment No. 2 thereto filed on August 28, 2003, as amended by Amendment No. 3 thereto filed on November 10, 2003, as amended by Amendment No. 4 thereto filed on February 23, 2004, as amended by Amendment No. 5 thereto filed on May 19, 2004 and as amended by Amendment No. 6 thereto filed on July 30, 2004 (the "Arison Schedule 13D"). On September 30, 2004, Smith Barney Corporate Trust assumed beneficial ownership of the shares previously reported by Cititrust, and this Schedule 13D amends and restates the information previously reported by Cititrust in the Arison Schedule 13D.

ITEM 1. SECURITY AND COMPANY.

This statement on Schedule 13D relates to:

(1) Common stock, par value $0.01 per share (the "Carnival Corporation Common Stock"), of Carnival Corporation ("Carnival Corporation" or the "Company");

(2) Special Voting Share (the "Special Voting Share") of Carnival plc ("Carnival plc"); and

(3) Trust Shares representing benefical interests in the P&O Princess Special Voting Trust (the "Trust Shares").

As part of the dual listed company transaction between Carnival Corporation and Carnival plc, the Trust Shares are paired with, and evidenced by certificates representing, shares of Carnival Corporation Common Stock on a one-to-one basis. The Trust Shares represent a beneficial interest in the Special Voting Share. The Special Voting Share is the mechanism by which the votes of Carnival Corporation's shareholders are reflected at meetings of Carnival plc's shareholders. The Carnival Corporation Common Stock and Trust Shares (including the beneficial interests in the Special Voting Share) are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL". References to "Shares" in this Schedule 13D are to the shares of Carnival Corporation Common Stock together with the paired Trust Shares (which represent a beneficial interest in the Special Voting Share).

Carnival Corporation is a Panamanian corporation. Carnival plc (formerly known as P&O Princess Cruises plc) is incorporated under the laws of England and Wales. Both Carnival Corporation and Carnival plc maintain their principal executive offices at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428.

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ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by (i) Smith Barney Corporate Trust Company ("Smith Barney Corporate Trust") by virtue of its designation as the trustee of the Eternity Four Trust, formerly known as The Ted Arison 1994 Irrevocable Trust for Shari No. 1 (the "Trust") and (ii) Citigroup Inc., a corporation chartered in Delaware ("Citigroup"), by virtue of its ownership of all of the membership interests of Smith Barney Corporate Trust (collectively, the "Reporting Persons" and each, a "Reporting Person").

Attached as Exhibit 99.A is information concerning each executive officer and director of each of Smith Barney Corporate Trust and Citigroup. Exhibit 99.A is incorporated into and made a part of this Schedule 13D.

(b) The address of the principal office of Smith Barney Corporate Trust is 824 Market Street, Wilmington, Delaware 19801. The address of the principal office of Citigroup is 399 Park Avenue, New York, New York 10043.

(c) Smith Barney Corporate Trust's principal business is the management of trusts and estates. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d-e) On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup, announced final agreements with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

SSB agreed to pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB also agreed to adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation. SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of Smith Barney Corporate Trust and Citigroup is chartered in
Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

As described in Item 4 below, the Shares reported by Smith Barney Corporate Trust in this Schedule 13D were acquired in the ordinary course of business, primarily through its appointment as trustee of the Eternity Four Trust. The Shares reported by Citigroup also include Shares acquired by certain subsidiaries in the ordinary course of business using funds provided by third party clients.

ITEM 4. PURPOSE OF TRANSACTION

Smith Barney Corporate Trust acquired the Shares in the ordinary course of business, as a provider of various trust management services. On September 30, 2004, pursuant to the terms of a certain Resignation and Appointment Agreement, Smith Barney Corporate Trust was appointed as the new trustee of the Eternity Four Trust. Prior to September 30, 2004, Cititrust, JMD Delaware Inc. and JJO Delaware Inc. served as co-trustees of the Trust. In its capacity as trustee, Smith Barney Corporate Trust assumed control over the 71,787,525 Shares held by the Trust. Under the terms of the Trust Agreement dated September 27, 1994, Smith Barney Corporate Trust, as trustee, shares dispositive power with JMD Protector Inc., as the protector of the Trust (the "Protector"). In addition, Smith Barney Corporate Trust does not have any voting power with respect to the Shares held by the Trust.

In addition to the Shares held by the Trust, Smith Barney Corporate Trust beneficially owns an additional 13,500 shares in other trust accounts. Citigroup, through certain investment management subsidiaries, beneficially owns an additional 6,015,361 Shares that are primarily held in a fiduciary capacity on behalf of third-party clients.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit 99.A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure including but not limited to, if the issuer if a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) Smith Barney Corporate Trust beneficially owns 71,787,525 Shares, or 11.3% of the Shares outstanding, by virtue of being the Trustee of the Trust as well as 13,500 shares which are held in other trust accounts. Citigroup owns all of the membership interests of Smith Barney Corporate Trust and, as a result, indirectly beneficially owns 71,801,025 Shares that are beneficially owned by Smith Barney Corporate Trust. Citigroup also indirectly beneficially owns 6,015,361 Shares beneficially owned by certain subsidiaries of Citigroup. Citigroup's total beneficial ownership includes 77,816,386 Shares, or 12.2% of the Shares outstanding.

Each of Smith Barney Corporate Trust and Citigroup disclaims beneficial ownership of the Shares beneficially owned by certain other Citigroup subsidiaries.

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the number of Shares outstanding at such time, 633,273,375, as indicated in SEC Form 10-Q filed by Carnival on October 7, 2004.

(b) As noted in Item 4 above, with respect to the 71,787,525 Shares held by the Trust, Smith Barney Corporate Trust, as trustee, does not hold sole power over the disposition of the Shares nor does it hold sole voting power with respect to the Shares. With respect to the other 13,500 Shares Smith Barney Corporate Trust beneficially owns in other trust accounts, Smith Barney Corporate Trust has the power to vote or direct the vote, and the power to dispose or direct the disposition of all such Shares.

With respect to the additional 6,015,361 Shares that Citigroup indirectly beneficially owns through other subsidiaries, Citigroup through its subsidiaries has the power to vote or direct the vote, and the power to dispose or direct the disposition of all such Shares.

(c) Other than as described in Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in
Exhibit 99.A, has effected a transaction in Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

Except as described in Item 4 above, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit      Description
-------      -----------
99.A         Officers and Directors of Smith Barney Corporate Trust
             Company and Citigroup Inc.

99.B         Joint Filing Agreement among Smith Barney Corporate Trust
             Company and Citigroup Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: November 23, 2004


          SMITH BARNEY CORPORATE TRUST COMPANY


          By: /s/ Marianne Quinn
          --------------------------------------
          Name: Marianne Quinn
          Title: Senior Vice President


          CITIGROUP INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary